Exhibit 99.1

NewsRelease

U.S. Department of State Confirms Keystone XL
Q1 2013 Decision Timeline

Calgary, Alberta – June 15, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) responded to the U.S. Department of State’s (DOS) announcement today regarding its process and timeline for a final decision on the Keystone XL Pipeline. The announcement reiterates earlier statements made by the DOS that they expect to make a decision on the project by the first quarter of 2013.

“The fact the Department of State has reaffirmed its timeline for making a decision on a Presidential Permit for Keystone XL early next year is an important development and we look forward to the detailed schedule of the steps needed to meet that Q1 2013 timeframe,” said Russ Girling, TransCanada’s president and chief executive officer.  “It is important to recognize that by the time a final decision on this critical piece of North American energy infrastructure is made, Keystone XL will be well into its fifth year of exhaustive and detailed studies, the most extensive review for a cross-border pipeline ever.”

The DOS noted in the Final Environmental Impact Statement (FEIS) that it issued in August 2011 that the Keystone XL Pipeline will have “no material impact on the environmental resources along the route.” The U.S. federal pipeline regulator (PHMSA) also noted that with all of the additional 57 safety measures that TransCanada has agreed to adopt this project “would have a degree of safety over any other typically constructed domestic oil pipeline under current code.

“The final review should focus solely on the realigned route that avoids the Nebraska Sandhills,” noted Girling. “The rest of the Keystone XL route remains the same. The geology of the route remains the same. The environmental conditions remain the same. Nothing else has changed since the FEIS was approved.”

Girling went on to point out that “the longer this project is delayed, the more critical the need for the energy it will supply becomes to American refiners and consumers. Keystone XL has the support of labor unions, business, industry and communities along the route, all of whom understand the direct private sector spending that this multi-billion dollar project will create. Further delays will continue to impact the manufacturing sector, construction trades, contractors, equipment suppliers and communities along the Keystone XL route.”

“The Keystone XL pipeline will be the safest, most advanced pipeline ever built in North America and no one has a stronger interest than our company and our employees in ensuring that it operates safely and reliably for decades to come,” concluded Girling. “Each year we spend hundreds of millions of dollars on our North American energy infrastructure system to ensure long-term pipeline integrity and to take proactive preventive maintenance measures to keep things operating the way they are designed to.”

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com/ or check us out on Twitter @TransCanada.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "would" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis dated February 15, 2012 under TransCanada's profile on SEDAR at http://www.sedar.com/ and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911 or 800.361.6522

Backgrounder

June 15, 2012

Keystone XL Pipeline project

Overview

•	329 miles (529 km) in Canada (Hardisty, Alberta to Monchy, Saskatchewan)

•	850 miles (1,368 km) in the United States (Phillips County, Montana to Steele City, Nebraska)

•	36-inch diameter pipeline

•	Initial capacity of 700,000 barrels per day (bbl/d) with the ability to increase to 830,000 bbl/d

•	Anticipated cost of US$5.3 billion

The Need for Keystone XL

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U.S. refineries approached TransCanada to build this pipeline to provide a direct, secure, safe and reliable supply of Canadian and American oil to their facilities. This is a market-driven project whose sole purpose has always been to provide oil to U.S. refineries.

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The United States accounts for 20 per cent of world energy consumption and is the world’s largest petroleum consumer. The U.S. consumes 14 to 15 million barrels of oil each day. Current imports amount to eight to nine million barrels each day, approximately 60 per cent of the United States’ requirements. Conflict-free oil from Canada is the largest source of crude for American refineries.

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The U.S. Energy Information Administration’s Annual Energy Outlook 2012 forecasts oil imports will remain relatively steady through 2035 at approximately seven million barrels per day, with oil consumption increasing to 20 million bbl/d.

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Shipper interest remains strong, with Keystone XL currently having firm, long-term contracts in place to transport in excess of 500,000 bbl/d of Western Canada Sedimentary Basin (WCSB) crude oil to existing U.S. Gulf Coast refineries.  Bakken Marketlink, using facilities which form part of the proposed project, currently has firm, long-term contracts to transport 65,000 bbl/d of Bakken crude oil from the Williston Basin in North Dakota and Montana.

•	Impending closures of ConocoPhillips and Sunoco refineries on the U.S. East Coast, representing a significant portion of East Coast refining capacity, will increase demand for Gulf Coast refiners.

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The 58 refineries in the Gulf Coast region provide a total refining capacity of approximately 8.4 million bbl/d, or nearly half of U.S. refining capacity. In 2009, these refineries imported approximately 5 million bbl/d of crude oil from more than 40 countries, with the top four suppliers being Mexico (21 per cent), Venezuela (17 per cent), Saudi Arabia (12 per cent), and Nigeria (11 per cent).  Imports from Mexico and Venezuela are declining as production from those countries decreases and supply contracts expire.

•	Once complete, TransCanada’s Keystone XL and Gulf Coast Expansion projects could displace roughly 40 per cent of the oil the U.S. currently imports from OPEC countries.

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Keystone XL will replace the equivalent of a tanker train 25 miles long, or 200 ocean tankers per year. This will reduce greenhouse gas emissions by as much as 19 million tons, or the equivalent of taking almost 4 million cars off the road.

Jobs and Economic Benefits

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 The Keystone XL project will support the creation of more than 20,000 jobs in the U.S. – more than 13,000 construction jobs and 7,000 manufacturing jobs – representing work for pipefitters, welders, electricians, heavy equipment operators and other sectors in virtually every state in the U.S.

•	Goods for the pipeline valued at approximately $800 million have already been sourced from U.S. manufacturers.

•	The combined Keystone XL and Gulf Coast projects will inject $20 billion into the U.S. economy and pay over $5 billion in taxes to local counties over their lifetimes.

Nebraska Route Realignment

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TransCanada continues to work collaboratively with the Nebraska Department of Environmental Quality (NDEQ) to finalize the safest route for the Keystone XL pipeline around the Nebraska Sandhills. The NDEQ has conducted public open houses on the proposed routes and the state expects to complete its review in the coming months. This re-route remains the final hurdle leading up to an expected Presidential Permit decision on Keystone XL early in 2013.

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TransCanada’s preferred route avoids the Nebraska Sandhills, as defined by the NDEQ and federal agencies in 2001 – long before the Keystone and Keystone XL pipelines were even contemplated. We anticipate that the route we will seek approval for in Nebraska will add about 20 miles to the total KXL pipeline and is not expected to add any additional costs to the project.

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The Ogallala Aquifer is not at risk from the Keystone XL pipeline. Over 15,000 miles of oil pipelines currently operate across the aquifer in seven states. Companies have produced nearly 500 million barrels of oil from approximately 5,000 wells in the Ogallala Formation without contaminating aquifer water.

Pipeline Safety

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TransCanada has been in the pipeline business for over 60 years and has one of the best safety records in the industry. No one has a stronger interest than TransCanada in making sure that we do everything possible to keep this pipeline operating safely and reliably.

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Our pipelines are monitored 24 hours a day from a high-tech central control centre and through constant inspections and maintenance by field staff across North America.  Any change in pipeline pressure is immediately noticed and the flow of oil or gas can be stopped within minutes.

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TransCanada maintains its commitment to build and operate Keystone XL as safely and reliably as possible.  The company has adopted and will comply with 57 special conditions developed by the U.S. federal pipeline regulator PHMSA (Pipeline and Hazardous Materials Safety Administration) that provide an even greater confidence in the operation and monitoring of the pipeline, including: a higher number of remotely controlled shut-off valves, increased pipeline inspections and pipe that is buried deeper in the ground.

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Pipelines are the safest method for the transportation of petroleum products when compared to other methods of transportation, 40 times safer than moving crude oil by rail and 100 times safer than transporting by truck.

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PHMSA, the U.S. pipeline regulator, has publicly acknowledged that with the additional safety measures we have adopted for this pipeline, Keystone XL will operate to a degree of safety that is far higher than any pipeline in operation today.

•	Every year we spend hundreds of millions of dollars on pipeline integrity and proactive maintenance programs to ensure the safe and reliable operation of our energy infrastructure network.

Regulatory Review Process

•	Since 2008, more than 100 open houses and public meetings have taken place in six states and the Department of State has received over 300,000 comments on the project.

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A draft, supplemental draft and Final Environmental Impact Statement have all been issued for Keystone XL, totalling over 10,000 pages of material.  This is by far the most exhaustive and detailed review ever conducted of a crude oil pipeline in the United States.  The analysis concluded the project would have “no significant impacts” on the environment along its entire length.

•	KXL is also working through a review process in the State of Nebraska. That process falls under the control and oversight of the Nebraska Department of Environmental Quality.